
BA Claims
0
4mi
4km
N
Nequatque 1
Nequatque 3a
Gates
Devine
Birken
Squamish-Lillooet
Gramsons
Pemberton Meadows
Pemberton Portage
Creekside
Blackwater
Owl Creek
Kia Ora Trailer Park
Mount Currie 6
Pemberton
Mount Currie 2
Mount Currie
Nesuch
Tisdall
99
Gravel Road
Green River
Highway 99
Paved Road
Wedge
99
Lillooet Lake
Alpine Meadows
Whistler
Rainbow
Sproatt
Vancouver 100 Kilometers (60 Miles)
Location
and
Access
BA Claims
AAA Minerals Inc.
Drawn by
L.Stephenson
May 2003